Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the Fact Sheet posted by Peoples Energy Corporation on its Internal Employee Intranet on July 10, 2006.

WPS                                                             PEOPLES
WPS Resources Corporation                                       ENERGY


                        Creating a Midwest Energy Leader


        WPS RESOURCES CORPORATION AND PEOPLES ENERGY CORPORATION COMBINE
                 TO CREATE A DIVERSIFIED ENERGY COMPANY SERVING
                     THE MIDWEST, NORTHEAST U.S., AND CANADA

On July 10, 2006, WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) announced the signing of a definitive merger agreement that will create a leading, diversified energy company with regulated utilities serving four Midwest states and non-regulated businesses serving customers in the Northeast U.S. and Canada. In a consolidating industry, in which size and scale matter, the merger creates the best possible combination of businesses positioned to meet customers' needs.

The combined company, with approximately $9.2 billion in assets, will be comprised of four natural gas utilities, one electric utility, and one integrated electric and natural gas utility in Wisconsin, Illinois, Michigan, and Minnesota. It will also join the complementary non-regulated energy services operations of WPS Resources and Peoples Energy to create a stronger and more competitive business.

Under the definitive merger agreement, which was unanimously approved by both companies' boards of directors, each common share of Peoples Energy outstanding immediately prior to the merger will be converted into 0.825 shares of WPS Resources' common stock. As of Wednesday, July 5, 2006 closing prices (prior to the publication of an article in The Wall Street Journal), this would result in an approximate value of $41.39 per share for Peoples Energy stock. This represents a premium to Peoples Energy's shareholders of approximately 14.2 percent, based on the 20 trading day average closing prices for Peoples Energy ending July 5, 2006, and approximately 15.0 percent, based on the closing price for Peoples Energy on July 5, 2006.

Upon consummation of the merger, WPS Resources' shareholders will own approximately 57.6 percent of the combined company, and Peoples Energy shareholders will own approximately 42.4 percent. After closing, it is intended that the dividend of the combined company will be $0.66 per quarter. This expected combined company dividend will represent a 16.8 percent increase to the current quarterly dividend rate for WPS Resources shareholders, and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy's shareholders.

The transaction is subject to receipt of all necessary regulatory and shareholder approvals. The companies will be requesting expedited regulatory approval, and if granted, the transaction is expected to be completed by the end of the first calendar quarter in 2007.

This transaction is attractive for both companies' shareholders. Earnings are expected to be accretive to shareholders in calendar year 2008, excluding residual transaction costs, once the companies have been integrated and regulatory plans have been executed. The combined company offers a strong and sustainable dividend, with WPS Resources' current shareholders receiving a 16.8 percent dividend increase. Finally, the combined company's management is committed to credit quality and balance sheet strength and to maintaining investment grade credit ratings.

The combined company will continue each company's strong civic, community, and philanthropic presence in its markets. It combines WPS Resources, named earlier this year Fortune's "Most Admired Company" in the energy industry and Forbes' "Best Managed Utility Company in America," and Peoples Energy, which has a 150-year tradition of reliable customer service.




              WPS RESOUCES AND PEOPLES ENERGY: AN IDEAL COMBINATION
                           IN A CONSOLIDATING INDUSTRY

--------------------------------------------- ---------------------------------------- ---------------------------------------
                                                                                                 COMBINED COMPANY:
           WPS Resources Corporation                      PEOPLES ENERGY                CREATING VALUE FOR ALL STAKEHOLDERS
                                                                                                    (pro forma)
--------------------------------------------- ---------------------------------------- ---------------------------------------
 o       NYSE: WPS                             o       NYSE:  PGL                       o       NYSE:  TBD
 o       Total assets: $5.4 billion            o       Total assets: $3.8 billion       o       Total assets: $9.2 billion
 o       Current market capitalization:        o       Current market                   o       Market capitalization: $3.6
         $2.2 billion(1)                               capitalization: $1.4 billion(1)          billion(1)
 o       Adjusted EBITDA: $384 million(2)      o       Adjusted EBITDA: $291            o       Adjusted EBITDA: $675 million
 o       2005 annual dividend: $2.24                   million(3)                       o       Fiscal year end: Dec. 31
 o       Fiscal year end: Dec. 31              o       Current annual dividend: $2.18   o       Combined Holding Company
 o       Headquarters: Green Bay, WI           o       Fiscal year end: Sept. 30                Headquarters: Chicago, IL
 o       Chairman, President and CEO:          o       Headquarters: Chicago, IL        o       President and CEO:  Larry L.
         Larry L. Weyers                       o       Chairman, President and CEO:             Weyers
                                                       Thomas M.  Patrick               o       Non-executive Chairman of
                                                                                                the Board: James R. Boris
--------------------------------------------- ---------------------------------------- ---------------------------------------

Note: Customer data as of 12/31/05; balance sheet data as of 3/31/06; volume and EBITDA for the twelve months ended 3/31/06; WPS Resources natural gas customers pro forma for acquisition of MERC (closed 7/1/06)

1 Share price as of 07/03/2006 and shares outstanding as of 3/31/06; WPS Resources includes 2.7 million shares from exercise of equity forward

2 Reported EBITDA, adjusted for gain on decommissioning trust, gain on sale of emission allowances and impairment loss

3 Reported EBITDA, adjusted for gas charge settlement



                                   HIGHLIGHTS

 o The combination creates a regional energy leader that is focused on reliable customer service while continuing to build and enhance its core regulated utility operations and complementary non-regulated energy services businesses.

 o The combined company will generate the majority of its earnings from low-risk regulated utility operations in contiguous states. The regulated businesses are good operational fits and the combined regulated business will have greater market and regulatory diversity in the four-state service area. Both companies' regulated businesses will share a focus on operational excellence and a constructive regulatory approach.

                      Pro forma Regulated Service Territory

                                       MAP
                                [GRAPHIC OMITTED]


      WPS Resources = Purple                    Peoples Energy = Yellow

                                          WPS Resources           Peoples Energy
--------------------------------------------------------------------------------
Electric customer                               476,782                        0

Natural gas customers                           668,540                  969,068

Current authorized           WPSC: 11.0%     MGU: 11.4%       Peoples Gas: 11.1%
ROEs                         UPPCO: 10.75%   MERC: 11.71%             NSG: 11.3%

Regulated jurisdictions                       WI, MN, MI                      IL

Customer split (Res/C&I)                         90%/10%                  94%/6%
--------------------------------------------------------------------------------

 o Combining WPS Resources and Peoples Energy non-regulated energy marketing businesses will create a stronger, more competitive, and better-balanced growth platform with opportunities to capture operational efficiencies.

 o In addition, the combined company is expected to generate operating improvements that benefit customers through sharing best practices, eliminating redundancies, and capturing efficiencies that will use employees' creativity and benefit the combined company's shareholders.

                     Pro Forma Energy Marketing Operations

                                       MAP
                                [GRAPHIC OMITTED]


                                           [ ]   WPS Resources
                                                 Marketing

                                           [ ]   Peoples Energy
                                                 Marketing

                                 WPS                  Peoples
Statistic                  Energy Marketing       Energy Marketing     Pro Forma
--------------------------------------------------------------------------------
Bcf delivered (1)                     590                    102             692

GWh delivered (1)                   8,436                  1,550           9,986

Power generation capacity (MW)(2)     825                     NA             825
--------------------------------------------------------------------------------


1. For the 12 months ended 3/31/06
2. As of 3/31/06




About WPS Resources
-------------------

WPS Resources Corporation (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in Michigan's Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources' major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick,

Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS web site www.wpsr.com for additional information.


About Peoples Energy
--------------------

Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of four primary business segments: Gas Distribution, Oil and Gas Production, Energy Assets and Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company's non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today's volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company's acquisition and drilling efforts are primarily focused on natural gas. The company has approximately 239 Bcfe of reserves on a pro-forma basis.

Visit the Peoples Energy web site at www.peoplesenergy.com.

--------------------------------------------------------------------------------



Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation,

Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation,
Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
----------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
----------------

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.